As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐    TRANSACTION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File No.: 0-22784

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

Gateway, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office.

GATEWAY, INC.

14303 Gateway Place

Poway, CA 92064

SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Gateway, Inc. Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and schedules of the Plan as of and for the year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I, as listed in the Summary Table of Contents and incorporated herein by reference. The consent of PricewaterhouseCoopers LLP attached hereto as an Exhibit is a part hereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Poway, State of California on June 27, 2003.

Gateway, Inc. Retirement Savings Plan

By:	/s/ JOHN HEUBUSCH
Name: John Heubusch Title: Plan Administrator

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APPENDIX I

Gateway, Inc.

Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

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Gateway, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Contents

Page(s)
Report of Independent Auditors	F-2

Financial Statements

Statements of Net Assets Available for Benefits	F-3

Statement of Changes in Net Assets Available for Benefits	F-4

Notes to Financial Statements	F-5–F-10

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes on December 31, 2002	F-11

Report of Independent Auditors

To the Participants and Administrator of the

Gateway, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gateway, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

San Diego, California

June 27, 2003

Gateway, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value (Note 3)	$93,676,104	$106,490,014
Contributions receivable
Participant	622,024	580,643
Employer	203,761	228,322

Total receivables	825,785	808,965

Liabilities
Refunds due to participants for excess contributions	423,770	673,023

Net assets available for benefits	$94,078,119	$106,625,956

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Contributions
Participants	$20,346,861
Employer	7,684,852
Rollovers	773,361

Total contributions	28,805,074
Net depreciation in fair value of investments	(21,782,983)
Interest and dividends	992,137

Total additions	8,014,228

Deductions
Benefits paid	20,035,205
Excess contribution payments	423,770
Administrative expenses	103,090

Total deductions	20,562,065

Net decrease	(12,547,837)
Net assets available for benefits
Beginning of year	106,625,956

End of year	$94,078,119

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Description of Plan

The following brief description of the Gateway, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a defined contribution plan covering eligible employees of Gateway, Inc. (the “Company”). Employees are considered eligible as of their date of hire. Prior to January 1, 2002, employees who had completed six full months of employment were considered eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Trustee

Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) is the trustee of the Plan. The general duties of the trustee are to manage, invest and reinvest the trust funds, to collect and hold earnings and profits, and to make payments from the trust funds, as directed by the Plan.

Contributions

Participants may contribute 1 percent to 50 percent of their annual compensation to the Plan. Prior to January 1, 2002, participants could contribute 1 percent to 20 percent of their annual compensation to the Plan. The Company contributes 50 percent of the participant’s contribution up to an amount equal to 3 percent of the participant’s annual compensation. Contributions cannot exceed the maximum allowable dollar limit set by the Internal Revenue Service (“IRS”) for a plan year.

Participants may make rollover contributions, a transfer from another qualified plan, if the contribution complies with the requirements set forth by the Internal Revenue Code (“IRC”).

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income. Allocations of investment income within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. The participant or beneficiary will be paid in a lump sum or on an installment basis at the option of the participant or beneficiary.

Vesting

Participants are immediately 100 percent vested in their contributions, plus actual earnings thereon. Company contributions vest 50 percent upon one year of completed service and 100 percent after two years of completed service. Prior to January 1, 2002, participants were immediately 100 percent vested in both their contributions and the Company’s contributions, plus actual earnings thereon.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. Loan terms generally range from 1 to 5 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates ranged from 4.25 percent to 9.5 percent and 4.75 percent to 9.5 percent as of December 31, 2002 and 2001, respectively. Principal and interest are paid through monthly payroll deductions.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce Company contributions. Forfeited, nonvested accounts totaled $0 and $59,717 as of and for the year ended December 31, 2002, respectively.

Investment Options

The Plan provides for funds to be invested in the following investments:

Gateway Inc. Common Stock—Invests in the common stock of the Company.

Wells Fargo Index Fund (S&P 500 Stock Fund)—Seeks to match the return of the Standard & Poor’s 500 Index (an index of 500 leading U.S. companies).

Wells Fargo Stable Return Fund—Consists of investments in fixed income securities.

Wells Fargo Strategic Income Fund—Consists of investments in a mix of stocks, bonds and other fixed income investments with a limited amount in stocks.

Wells Fargo Balanced Growth Fund—Consists of investments in stocks and bonds.

Wells Fargo Outlook (formerly Life Path) Portfolio Funds (2010, 2020, 2030, 2040)—The Outlook portfolios are designed for investors with specific time horizons until retirement (i.e., 10, 20, 30 or 40 years). The funds are invested in a mix of stocks, bonds and cash, based on the risk of an average investor with a specific time horizon. The longer the time horizon to retirement, the more aggressive the allocation of funds.

Neuberger & Berman Genesis Trust—Seeks capital appreciation through investment in common stock of companies with a small market capitalization.

Neuberger & Berman Guardian Fund—Consists of investments in common stocks of companies believed to be under-valued, but with good prospects for growth in value.

Fidelity Growth Equity Fund—Consists primarily of investments in common and preferred stocks of companies believed to have above-average growth potential.

American Century Ultra Fund—Consists of investments primarily in common stocks of companies believed to have above-average growth potential.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

American Century Income & Growth Fund—Generation of long-term growth in value and dividends by investing in common stocks of companies and seeks dividend growth, current income and capital appreciation by investing in large capitalization companies.

Janus Overseas Fund—Consists primarily of investments directly or indirectly in companies outside the U.S.

Dreyfus Emerging Leaders Fund—Seeks growth by investing in small companies with new or innovative products or services that are believed to have good growth potential.

Van Kampen American Capital Comstock Fund—Seeks capital growth and income through investments in equity securities including common and preferred stocks and securities convertible into common and preferred stocks.

During 2002, the Wells Fargo Outlook Funds, Neuberger & Berman Guardian Fund and American Century Income & Growth Fund investment options were eliminated from the Plan.

Each participant has the option to direct the investment of all contributions to any of the funds offered by the Plan on a daily basis. The number of such funds and the type of investments therein may be changed at any time by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in securities are stated at fair value based on quoted market prices on the last business day of the Plan year. Purchases and sales of securities are reflected on a trade date basis. The loan accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Administrative Expenses

Certain administrative expenses are charged to the Plan. All Plan trustee, custodian, record keeping, administration and audit fees are paid by the Company. All investment management fees are paid by the Plan.

Recording of Benefit Payments

Payments are recorded when paid.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investments

Investments that represent 5 percent or more of the Plan’s assets at December 31, 2002 or 2001 are as follows:

	2002	2001
Gateway, Inc. common stock	$4,493,179	$8,223,938
Wells Fargo Stable Return Fund	19,838,538	14,923,672
Wells Fargo Balanced Growth Fund	10,257,253	10,217,975
Wells Fargo Strategic Income Fund	5,682,018	5,710,367
Neuberger & Berman Guardian Fund	—	7,442,859
Fidelity Growth Equity Fund	15,044,026	22,938,407
American Century Ultra Fund	12,821,165	17,777,629
Janus Overseas Fund	4,721,716	5,859,974
Van Kampen American Capital Comstock Fund	6,949,916	—
Participant loans	5,603,780	6,847,207

Net Depreciation in Fair Value of Investments

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $21,782,983 as follows:

Gateway, Inc. common stock	$4,525,198
Mutual funds	17,257,785

$21,782,983

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Tax Status

The IRS has determined, and informed the Company by a letter dated May 6, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Expenses of the Plan, which were paid by the Company, totaled $151,421 for the year ended December 31, 2002.

Plan investments include Gateway Inc. common stock which is invested in the stock of the Company. Gateway, Inc. is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Purchases and sales of Gateway, Inc. common stock for the year ended December 31, 2002 amounted to $2,509,641 and $875,150, respectively.

The Plan also invests in various funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions, as defined by ERISA. The trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2002, the trustee made purchases and sales of such securities amounting to $16,096,456 and $9,644,444, respectively.

Gateway, Inc. Retirement Savings Plan

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes

December 31, 2002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Gateway Inc.	Gateway, Inc. common stock	$21,960,269	$4,493,179
*	Wells Fargo	Index (S&P 500)	2,764,549	2,217,249
*	Wells Fargo	Stable Return Fund	18,039,200	19,838,538
*	Wells Fargo	Strategic Income Fund	6,090,996	5,682,018
*	Wells Fargo	Balanced Growth Fund	12,345,394	10,257,253
	Neuberger & Berman	Genesis Trust	3,520,642	3,345,318
	Fidelity	Growth Equity Fund	23,409,832	15,044,026
	American Century	Ultra Fund	19,291,043	12,821,165
	Janus Overseas	International Equity Fund	7,628,227	4,721,716
	Dreyfus	Emerging Leaders	3,331,293	2,701,946
	Van Kampen	American Capital Comstock Fund	8,559,398	6,949,916
*	Participant loans	4.25 percent to 9.5 percent notes,
		due from January 2003 to
		December 2007	—	5,603,780

			$126,940,843	$93,676,104

*	Represents a party-in-interest to the Plan for which a statutory exemption exists.
**	Under ERISA, an asset held for investment purposes is defined as any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

INDEX TO EXHIBITS

Exhibit Number	Document
23	Consent of Independent Accountants (Filed herewith)